Mail Stop 4561

May 13, 2008

Kenneth R. Kent
Vice Chairman, Chief Financial Officer
and Treasurer
Ford Motor Credit Company LLC
One American Road
Dearborn, Michigan 48126

> **RE: Ford Motor Credit Company LLC**
> **Form 10-Q for Period Ended March 31, 2008**
> **Filed May 7, 2008**
> **File No. 001-06368**

Dear Mr. Kent,

      We have reviewed your filing and have the following comment. We have limited our review to only the issues raised in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 2, Fair Value Measurements, page 5

1. We note your disclosure regarding your derivative fair value measurements on page 8 and specifically the disclosure that appears to indicate that you only factor in non-performance risk into the fair value of a derivative asset or liability when it is unlikely the party, including the Company, will perform under the contract. Please tell us how you believe this fair value methodology complies with the guidance in paragraphs 5 and 15 of SFAS 157. Also, please tell us whether your valuation of derivative assets prior to the adoption of SFAS 157 factored in counterparty credit risk and provide the basis for your position.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3851 if you have questions regarding our comment.

Sincerely,

Paul Cline
Senior Accountant